CASINO PLAYERS, INC.
                         2400 E. COMMERCIAL BLVD. #618
                           FT. LAUDERDALE, FL 33308


August 26, 2009

VIA EDGAR CORRESPONDENCE

Joseph Foti
Senior Assistant Chief Accountant
U.S. Securities and Exchange
Washington, DC 20549

				Re: 	Registration Statement on Form S-1
					File No.: 333-138251
					Change in Auditors

Dear Mr. Foti:

	Pursuant to your letter dated, August 17, 2009, please be advised that on August 17, 2009, the Company dismissed Lawrence Scharfman CPA, PA as its public accountants and on August 19, 2009, engaged Larry O'Donnell, CPA, P.C. as its new public accountants ("O'Connell"). O'Connell has been engaged to re-audit the Company's financial statements for the fiscal years ended December 31, 2007 and 2008 and to audit the Company's future fiscal years ending December 31st as well as review the Company's interim financial statements. O'Donnell's 2008 audited financial statements and report thereon will be included in Amendment No. 8 to the Company's Form S-1 as well as the Company's interim financial statement for the quarter ended June 30, 2009 which shall be reviewed by O'Donnell.

	We will also make the required disclosure required by Item 304 of Regulation S-K in Amendment No. 8 to the Registration Statement.

	Please do not hesitate to contact my attorney, Philip Magri, Esq. of the Sourlis Law Firm at (732) 610-2435 if you have any questions or comments regarding this matter.

						Very truly yours,


						/s/ William G. Forhan
						William G. Forhan
						President and Chief Executive Officer